Exhibit 99.5

2022 Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on June 22, 2022 for action to be taken.

2022 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Freeline Therapeutics Holdings plc (the “Company”)

ADS CUSIP No.:	35655L107 (freely transferable ADSs).
35655L990 (restricted ADSs).
ADS Record Date:	May 23, 2022.
Meeting Specifics:

Annual General Meeting to be held on Tuesday, June 28, 2022 at 2:00 P.M. (UK time) at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London, E14 5DS, United Kingdom (the “Meeting”).

Meeting Agenda:	The Notice of Meeting and Annual Report and Accounts for the period ended December 31, 2021 are available to view and download from the Company’s website at: https://www.freeline.life/investors/agm.
Depositary:	Citibank, N.A.
Deposit Agreement:

Deposit Agreement, dated as of August 11, 2020 by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs. All capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Deposit Agreement.

Deposited Securities:	Ordinary Shares of £0.00001 each of the Company (“Shares”).
Custodian:	Citibank, N.A. (London).

The undersigned being the Holder and Beneficial Owner, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Shares represented by the ADSs in the manner indicated on the reverse side hereof but subject to the terms of the Deposit Agreement. The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement and to be in effect at the time of the Meeting, voting at any meeting of shareholders of the Company will be decided on a poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the rights attached to the Shares, to vote, or cause the Custodian to vote, the Shares (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received from the Holders of ADSs.

Shares represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated below). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated below. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not voting instructions have been received in respect of such Shares from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please further note that in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner if and to the extent such disposition is permitted by applicable law and the Articles of Association of the Company.

Please indicate on the reverse side hereof how the Shares are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Ordinary Resolutions

1.	That the Annual Report and Accounts for the financial year ended 31 December 2021, together with the Directors’ Report and independent Auditors’ Report thereon, be received and adopted.
2.	That the Directors’ Remuneration Report set out on pages 14 to 26 of the Annual Report and Accounts for the financial year ended 31 December 2021 be approved.
3.	That Deloitte LLP be re-appointed as auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM at which the Company’s Annual Report and Accounts are presented.
4.	That the Directors of the Company be authorised to determine Deloitte LLP’s remuneration.
5.	That Chris Hollowood be re-appointed as a director of the Company.
6.	That Amit C. Nathwani be re-appointed as a director of the Company.
7.	That Martin Andrews be re-appointed as a director of the Company.
8.	That Jeffrey A. Chodakewitz be re-appointed as a director of the Company.
9.	That Julia P. Gregory be re-appointed as a director of the Company.
10.	That Colin A. Love be re-appointed as a director of the Company.
11.	That Michael J. Parini, who was appointed by the Board since the last AGM, be appointed as a director of the Company.
12.

That the Directors of the Company be generally and unconditionally authorised for the purposes of Section 551 of the U.K. Companies Act 2006 to allot shares in the Company up to an aggregate nominal amount of £4,000.

Special Resolution

13.

That, conditional upon the passing of Resolution 12, the Directors be generally and unconditionally authorised to disapply pre-emption rights to allot equity securities for cash up to an aggregate nominal amount of £4,000.

The Depositary has been informed by the Company that its board recommends a “FOR” vote on all resolutions.

A	Resolutions	Freeline Therapeutics Holdings plc

Ordinary Resolutions	For	Against	Vote Withheld		For	Against	Vote Withheld

Resolution 1	☐	☐	☐	Resolution 11	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 12	☐	☐	☐

Resolution 3	☐	☐	☐	Special Resolution

Resolution 4	☐	☐	☐	Resolution 13	☐	☐	☐

Resolution 5	☐	☐	☐

Resolution 6	☐	☐	☐

Resolution 7	☐	☐	☐

Resolution 8	☐	☐	☐

Resolution 9	☐	☐	☐

Resolution 10	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “VOTE WITHHELD” Voting Instruction for such Issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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